Canarc Resource Corp. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.685.9744	www.canarc.net CCM: TSX CRCUF: OTCQX

News Release

CANARC ANNOUNCES NORMAL COURSE ISSUER BID

Vancouver, Canada – June 19, 2018 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announced that it has received the approval of the Toronto Stock Exchange (the “TSX”) to make a normal course issuer bid (the “Bid”) to acquire up to 10,934,657 of its common shares (the “Common Shares”) through the facilities of the TSX.

As at June 8, 2018, there were 218,693,144 Common Shares issued and outstanding. The Company’s Bid to acquire up to 10,934,657 Common Shares represents approximately 5% of the issued and outstanding Common Shares, calculated in accordance with the rules of the TSX.

Purchases under the Bid may commence on June 21, 2018 and will terminate on June 20, 2019, or on such earlier date as the Bid is complete. The actual number of Common Shares purchased under the Bid and the timing of any such purchases will be at the Company’s discretion. Purchases of Common Shares will be made through the facilities of the TSX and other Canadian marketplaces, in accordance with the TSX rules. Subject to the TSX’s block purchase exception, on any trading day, purchases under the Bid will not exceed 23,893 Common Shares, such amount representing 25% of the average daily trading volume of the Common Shares of 95,571 for the six calendar months prior to the start of the Bid. The Company will pay the prevailing market price at the time of purchase for all Common Shares purchased under the bid, and all Common Shares purchased by the Company will be cancelled.

From February 8, 2017 to February 7, 2018, the Company acquired 2,644,500 Common Shares through open market transactions at the volume average weighted price of $0.08 per Common Share in a previous issuer bid, wherein the Company obtained TSX approval to acquire up to 10,859,479 Common Shares.

The Company’s board of directors believes that the Bid is an appropriate use of the Company’s available funds when the market price of the Common Shares does not fully reflect their underlying value. Any Common Shares purchased under the Bid will increase the proportionate equity interest of, and is intended to be advantageous to, all remaining shareholders.

Catalin Kilofliski

____________________

Catalin Kilofliski, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on acquiring operating or pre-production stage gold-silver-copper mines or properties in the Americas and further advancing its gold properties in Nevada and BC.

For More Information - Please contact:

Catalin Kilofliski, CEO

Toll Free: 1-877-684-9700   Tel: (604) 685-9700   Fax: (604) 685-9744

Email: catalin@canarc.net   Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the planned completion of the Bid, including the number of Common Shares that will be purchased by the Company, and any increase in value or benefit to shareholders of the Company in connection with the Bid. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.